Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.279.2460 www.chc.ca	CHC awarded contracts in Africa

Wednesday, March 2, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today the awarding of the following contracts:

1. CHC, through its partner Aero Contractors Company of Nigeria Limited (“ACN”), has been awarded a three-year contract renewal (plus two one-year options) by Elf Petroleum Nigeria Limited, for the provision of two Sikorsky C+ helicopters and one SA365N3 Dauphin helicopter. The contract commences immediately, and is valued at approximately CDN$35 million over the fixed three-year term.

2. CHC, through its Schreiner Aviation subsidiary, has been awarded a new two-year contract (plus one option year) by GNPOC for the provision of two Dauphin N2 aircraft. The value of the contract is approximately CDN$13 million over the fixed two-year term.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan
& Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.